October 6, 2005



Mr. John D. Watson
Chief Financial Officer
EnCana Corporation
1800-855 2nd Street, S.W.
P.O. Box 2850
Calgary, Alberta, Canada  T2P 2S5


	Re:	EnCana Corporation
		Form 40-F for Fiscal Year Ended December 31, 2004
Filed February 28, 2005
      Response Letter Dated September 23, 2005
      File No. 1-15226


Dear Mr. Watson:

      We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2004

Standardized Measure of Discounted Future Net Cash Flows Relating to
Proved Oil and Gas Reserves, page 24

1. We have reviewed your response to prior comment number one and are unable to agree with your conclusion. As previously noted, the subtotal Undiscounted pre-tax cash flows is not contemplated by SFAS
69, as noted in Illustration 5 of the statement. Accordingly, we reissue our prior comment in its entirety.


Note 1. Summary of Significant Accounting Policies, page 6

A) Principles of Consolidation, page 6

2. We have reviewed your response to prior comment number three.
We
note your interpretation that Canadian GAAP, unlike EITF 00-01 for
US
GAAP, has a broad definition of joint venture activity and as a result there are certain types of entities and arrangements that are permitted to be proportionately consolidated under Canadian GAAP that
would not be under US GAAP.   We also note your conclusion that
Item
17(c)(2)(vii) is not applicable to you, based on your determination that there is no US GAAP reconciling item. Please clarify, if true, that the entities that you proportionately consolidate under Canadian
GAAP have the characteristics both in terms of the industry and scope of operations and the legal form and elements of shared control contemplated by EITF 00-1. Additionally, as previously requested , please expand your accounting policy to identify the legal form of each entity and the nature of the activities in which the entity being proportionately consolidated is engaged. To the extent that differences exist between Canadian and US GAAP in your use of proportionate consolidation, please expand your reconciliation to US
GAAP disclosure to identify this as a reconciling item or explain that you have relied on an accommodation in Form 20-F and identify the factors that you satisfied to avail yourself of this accommodation.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Regina Balderas, Staff Accountant, at (202)
551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-
3683
with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief

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Mr. John D. Watson
EnCana Corporation
October 6, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010